                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. )(1)



                             ANC RENTAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   001813 10 4
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                                 (CUSIP Number)


                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                      One S.E. Third Ave., Miami, FL 33131
                             Tel. No. (305) 374-5600
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JUNE 30, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 10 Pages)


----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

---------------------------------              --------------------------------
CUSIP NO. 001813 10 4                 13D      PAGE 2 OF 10 PAGES
---------------------------------              --------------------------------


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            H. WAYNE HUIZENGA
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
    2                                                                   (b) [ ]

--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      3,112,143
           SHARES               ------------------------------------------------
        BENEFICIALLY                     SHARED VOTING POWER
          OWNED BY                8
            EACH                         0
          REPORTING             ------------------------------------------------
           PERSON                        SOLE DISPOSITIVE POWER
            WITH                  9
                                         3,112,143
                                ------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,112,143
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              --------------------------------
CUSIP NO. 001813 10 4                 13D      PAGE 3 OF 10 PAGES
---------------------------------              --------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            HUIZENGA INVESTMENTS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
    2                                                                   (b) [ ]

--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5       ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            NEVADA
--------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      3,111,777
           SHARES              -------------------------------------------------
        BENEFICIALLY                     SHARED VOTING POWER
          OWNED BY                8
            EACH                         0
          REPORTING            -------------------------------------------------
           PERSON                        SOLE DISPOSITIVE POWER
            WITH                  9
                                          3,111,777
                               -------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,111,777
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              --------------------------------
CUSIP NO. 001813 10 4                 13D      PAGE 4 OF 10 PAGES
---------------------------------              --------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            HUIZENGA INVESTMENTS, INC.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
    2                                                                   (b) [ ]

--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5       ITEMS 2(d) or 2(e) G

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            NEVADA
--------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      3,111,777
           SHARES             --------------------------------------------------
        BENEFICIALLY                     SHARED VOTING POWER
          OWNED BY                8
            EACH                         0
          REPORTING           --------------------------------------------------
           PERSON                        SOLE DISPOSITIVE POWER
            WITH
                                  9
                                         3,111,777
                              --------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,111,777
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------              --------------------------------
CUSIP NO. 001813 10 4                 13D      PAGE 5 OF 10 PAGES
---------------------------------              --------------------------------


         The reporting persons (the "Reporting Persons") listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

         This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of ANC Rental Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 200 South Andrews Avenue, Ft. Lauderdale, FL 33301.

ITEM 2. IDENTITY AND BACKGROUND

         This Statement is being filed jointly by H. Wayne Huizenga ("Mr. Huizenga"), Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), and Huizenga Investments, Inc., a Nevada corporation ("HII").

         Mr. Huizenga's business address is 450 East Las Olas Blvd., Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102 Hendersen, Nevada 89106.

         Mr. Huizenga is a director of the Issuer, a company engaged in automotive rental services. Mr. Huizenga also is Chairman of Huizenga Holdings, Inc., a holding and management company for certain investments by Mr. Huizenga in privately-owned companies and businesses. Mr. Huizenga is Chairman of the Board of AutoNation ("AutoNation"), a company engaged in vehicle retailing services and which is headquartered at 110 S.E. Sixth Street, Fort Lauderdale, Florida 33301. Mr. Huizenga is Chairman of the Board of Republic Services, Inc., a leading provider of non-hazardous solid waste collection and disposal services which is headquartered at 110 S.E. Sixth Street, Fort Lauderdale, Florida 33301. Mr. Huizenga is Chairman of the Board of Boca Resorts, Inc., a leisure, recreation and entertainment company which owns and operates several luxury resort hotels and the Florida Panthers professional sports franchise which is located at 100 N.E. Third Avenue, Fort Lauderdale, Florida 33301. Mr. Huizenga is Chairman of the Board of Extended Stay America, Inc., an operator of extended stay lodging facilities which is located at 450 East Las Olas Blvd., Fort Lauderdale, Florida 33301.

         Mr. Huizenga is the sole shareholder of HII. HII's principal business is to serve as the sole general partner of HILP. HILP's principal business is to make, hold, and manage certain of Mr. Huizenga's investments in publicly traded and other companies. Mr. Huizenga is a citizen of the United States of America.

---------------------------------              --------------------------------
CUSIP NO. 001813 10 4                 13D      PAGE 6 OF 10 PAGES
---------------------------------              --------------------------------


         The names, address and principal occupations of each executive officer and director of HII, all of whom are United States citizens, are as follows:

  -----------------------------------------------------------------------------------------------------------------------------
  NAME                      TITLE                      BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
  -----------------------------------------------------------------------------------------------------------------------------
  Richard C. Rochon         President and Director     Huizenga Holdings, Inc.              President of Huizenga Holdings,
                                                       450 East Las Olas Blvd.              Inc.
                                                       Suite 1500
                                                       Ft. Lauderdale, FL 33301
  -----------------------------------------------------------------------------------------------------------------------------
  Cris V. Branden           Treasurer and Director     Huizenga Holdings, Inc.              Vice President of Huizenga
                                                       450 East Las Olas Blvd.              Holdings, Inc.
                                                       Suite 1500
                                                       Ft. Lauderdale, FL 33301
  -----------------------------------------------------------------------------------------------------------------------------
  William M. Pierce         Secretary                  Huizenga Holdings, Inc.              Vice President of Huizenga
                                                       450 East Las Olas Blvd.              Holdings, Inc.
                                                       Suite 1500
                                                       Ft. Lauderdale, FL 33301
  -----------------------------------------------------------------------------------------------------------------------------
  Monte Miller              Director and Assistant     Huizenga Investments, Inc.           President of Nevada Holdings
                            Treasurer                  P.O. Box 50102                       Services Corp., a provider of
                                                       Henderson, NV  89106                 corporate services
  -----------------------------------------------------------------------------------------------------------------------------

         None of Mr. Huizenga, HILP, HII, or to the knowledge of the Reporting Persons, any other person named in this Item 2 has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock were acquired by the Reporting Persons in the spin-off by AutoNation of 100% of the Issuer's Common Stock to the stockholders of AutoNation. In the spin-off, stockholders of AutoNation received one share of Common Stock for every eight shares of AutoNation common stock held at the close of business on June 16, 2000.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Persons acquired the Common Stock in the spin-off described above in Item 3 and intend to hold the Common Stock for investment purposes. None of the Reporting Persons, or to their knowledge, any other person named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through 4(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) As of July 5, 2000, HILP may be deemed to beneficially own 3,111,777 shares of Common Stock representing approximately 6.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 45,137,754 shares of Common Stock issued and outstanding as of July 5, 2000). HILP has the sole power to vote and the sole power to dispose of the 3,111,777 shares of Common Stock which it may be deemed to beneficially own.

         As of July 5, 2000, HII may be deemed to beneficially own the 3,111,777 shares of Common Stock beneficially owned by HILP described above representing approximately 6.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 45,137,754 shares of Common Stock issued and outstanding as of July 5, 2000). HII has the sole power to vote and the sole power to dispose of the 3,111,777 shares of Common Stock which it may be deemed to beneficially own.

---------------------------------              --------------------------------
CUSIP NO. 001813 10 4                 13D      PAGE 7 OF 10 PAGES
---------------------------------              --------------------------------

         As of July 5, 2000, Mr. Huizenga may be deemed to beneficially own 3,112,143 shares of Common Stock which includes the 3,111,777 shares of Common Stock beneficially owned by HILP described above and 366 shares of Common Stock held directly by Mr. Huizenga. The 3,112,143 shares beneficially owned by Mr. Huizenga represents approximately 6.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 45,137,754 shares of Common Stock issued and outstanding as of July 5, 2000). Mr. Huizenga has the sole power to vote and the sole power to dispose of the 3,112,143 shares of Common Stock which he may be deemed to beneficially own.

         Because the persons listed in Item 2 above (other than the Reporting Persons) are either officers or directors of HII, they each may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the 3,111,777 shares of Common Stock beneficially owned by HILP described above. Each of such persons disclaims beneficial ownership of any of the 3,111,777 shares of Common Stock.

(c) There have been no other transactions in any securities of the Issuer affected by Mr. Huizenga, HII, HILP or, to the knowledge of the Reporting Persons, any other person listed in Item 2 above during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1.  Joint Filing Agreement


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2000



                                         /s/ H. Wayne Huizenga
                                         ------------------------------
                                         H. WAYNE HUIZENGA

---------------------------------              --------------------------------
CUSIP NO. 001813 10 4                 13D      PAGE 8 OF 10 PAGES
---------------------------------              --------------------------------



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2000

                                    HUIZENGA INVESTMENTS LIMITED PARTNERSHIP, a
                                    Nevada limited partnership

                                    By: Huizenga Investments, Inc., a Nevada
                                        corporation, as general partner


                                    By: /s/ Richard C. Rochon
                                        -----------------------------------
                                        RICHARD C. ROCHON
                                        President

---------------------------------              --------------------------------
CUSIP NO. 001813 10 4                 13D      PAGE 9 OF 10 PAGES
---------------------------------              --------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2000


                                    HUIZENGA INVESTMENTS, INC., a Nevada
                                    corporation


                                    By: /s/ Richard C. Rochon
                                        -----------------------------------
                                        RICHARD C. ROCHON
                                        President